Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Joint Proxy Statement/Prospectus of Belden Inc. and Cable Design Technologies Corporation (CDT) that is made a part of Amendment No. 2 to the Registration Statement (Form S-4 No. 333-113875) of CDT dated on or around May 25, 2004 and the incorporation by reference therein of our report dated February 5, 2004, except for Note 6, as to which the date is March 12, 2004, with respect to the consolidated financial statements and schedule, as restated, of Belden Inc. for the year ended December 31, 2003 included in its Current Report on Form 8-K dated on or around May 25, 2004, filed with the Securities and Exchange Commission.

/s/ Ernest & Young LLP

St. Louis, Missouri
May 24, 2004